

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 11, 2009

Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610

RE: **Skilled Healthcare Group, Inc.**
        Form 10-K for the year ended December 31, 2008
        Filed February 25, 2009, as amended June 29, 2009
        Item 4.02 Form 8-K filed June 10, 2009
        File No. 1-33459

Dear Mr. Ghose:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Intangible Assets, page 67

1. Please tell us why the skilled nursing and assisted living businesses are not each a reporting unit under SFAS 142 and EITF D-101.

2. We note that goodwill accounted for 45% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

   - Provide a more detailed description of the steps you perform to review goodwill for recoverability.

   - Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit. We note your disclosures on page F-24.

   - Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

   - Describe the nature of the valuation techniques (discounted cash flow method and the market approach) and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, how you weight each of the valuation techniques used including the basis for that weighting. The discounted cash flow method should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

        1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when

> determining the growth rate to be utilized in your cash flow
> projections.
>
> 2) Disclose the growth rate you need to achieve in your cash flow
>   projections in order to avoid having a goodwill impairment charge.
>
> 3) In view of the current economic environment, discuss how you
>   considered the uncertainties inherent in your estimated future growth
>   rates. For example, you should explain if and when you anticipated a
>   recovery of the economy in your growth rates used in your cash flows
>   analysis.
>
> - Describe changes to the assumptions and methodologies, if any, since your
>   last annual impairment test.
>
> For further guidance, refer to Release No. 33-8350 "Interpretation: Commission
> Guidance Regarding Management's Discussion and Analysis of Financial
> Condition and Results of Operations."

Results of Operations, page 74

3. Please include a discussion of the changes in your equity in earnings of joint venture
   or tell us why such discussion is not necessary.

2. Restatement of Consolidated Financial Statements
Reclassification, page F-9

4. We note that you classify changes in notes receivables as an investing activity. It
   appears to us that the changes in notes receivable should be classified as an operating
   activity under paragraph 22 of SFAS 95. Since the cash flows are related to
   receivables from customers, we believe the classification of the changes in notes
   receivable should be based on paragraph 22 rather than paragraph 16 of SFAS 95.
   Please revise.

3. Summary of Significant Accounting Policies, page F-8

5. Disclose the nature and terms of your notes receivable.

Business Segments, page F-23

6. Provide us with your analysis of how you determined your reportable segments under
   paragraphs 10-15 of SFAS 131. In addition, furnish us with the reports provided to
   your chief operating decision maker (CODM).

<u>Item 4.02 Form 8-K filed June 10, 2009</u>

7. Please amend your Item 4.02 Form 8-K to include all the disclosures of your restatement which were disclosed in the Form 8-K filed June 30, 2009.

<center>*   *   *   *</center>

        As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director